Filed by: Healthcare Realty Trust Incorporated

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Realty Trust Incorporated

Commission File No.: 001-11852

Frequently Asked Questions

Disseminated to Employees of Healthcare Realty Trust Incorporated

February 28, 2022

Employee FAQ

Healthcare Trust of America Transaction

What is the transaction that was announced on February 28, 2022?

•	Healthcare Realty is combining with Healthcare Trust of America (“HTA”), our largest competitor.

•	For context, Healthcare Realty is valued at $6.6 billion, and HTA is valued at $11.3 billion. Together, we will be over 2.5 times larger.

Why are we doing this?

•	This transaction represents a significant opportunity for growth:

•	high-quality, national portfolio,

•	attractive development pipeline, and

•	greater concentration in our current markets and new complementary markets.

•	As a result of this transaction, Healthcare Realty will be a category leader in medical office – two times larger than the next largest public MOB portfolio.

Will Healthcare Realty change its name?

•	No. The combined company will operate under Healthcare Realty.

•	Our stock symbol will remain the same – NYSE:HR.

Is Todd going to remain the CEO?

•	Yes. Todd will be CEO of the combined company.

•	Healthcare Realty’s entire executive team will remain the same.

Are we changing the corporate office?

•	No. We do expect to maintain HTA’s corporate offices in Scottsdale and Charleston.

What will the portfolio look like?

•	727 properties (258 today)

•	44 million square feet in 35 states (17.9 million today)

•	95% MOBs (95% today)

•	We will own 500,000 square feet in 26 markets representing nearly 80% of the combined portfolios (18 markets and under 70% today)

•	In 14 of these markets, we will own over 1 million square feet comprising well over half of the combined portfolios (6 markets and about one-third today)

•	Please see the Investor Presentation on our website for more information about the combined portfolio.

When will this transaction close?

•	We expect the transaction to close mid-year 2022.

•	Both companies will operate independently until we close, and will work closely together on integration.

Will my compensation change because of this transaction?

•	No. Your compensation will not be affected.

What should I tell my family?

•	This transaction is an exciting and transformational event for Healthcare Realty, and a proud moment for everyone.

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What does this transaction mean for my career path?

•	Our company is more than doubling in size, providing opportunities for greater responsibility and potential career growth.

Will we be eliminating any Healthcare Realty positions?

•	We expect to maintain our employees and add additional employees where needed.

Are we going to hire HTA employees?

•

Given the size and scope of HTA’s portfolio, we will be retaining much of its operations team, especially in markets where we do not already have a presence such as Scottsdale, Charleston, Pittsburgh, Boston and New York.

•	We will also be working through an integration plan to determine what other groups we need to expand.

What does “synergies” mean?

•	The combination of Healthcare Realty and HTA will be greater than the sum of its parts.

•

There are duplicative corporate costs that can be reduced or eliminated. For example, there will be one executive team to run the combined company, and one set of corporate expenses, such as audit fees.

Is Healthcare Realty changing its strategy?

•	No. This transaction represents an extension of Healthcare Realty’s current strategy.

•	Our vision remains the same – to be the most well-regarded owner and operator of medical office buildings and the clear choice for healthcare providers.

What will integration look like?

•	We want to implement the best practices to improve our productivity and results.

•	We have engaged PwC Consulting to help us and HTA develop and implement an integration plan.

•	We want to ensure a smooth integration process for HTA tenants, employees and vendors.

Will I have a role in the integration?

•	Yes. Many of you will have a role in visiting properties and onboarding new employees.

•	Working on integration provides a great opportunity to share our culture and values.

What happens after closing?

•	HTA’s properties and employees will be incorporated into Healthcare Realty.

Can I buy/sell Healthcare Realty stock right now?

•	No. It’s very important to communicate any questions or activity with our General Counsel, John Bryant.

What will happen to our share price?

•	Stock prices may fall initially after announcing a large transaction like this one.

•	Over time, we expect our stock price to improve as investors gain confidence that the transaction will close and the combination makes strategic sense.

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Is there a possibility the transaction won’t close?

•	The transaction is subject to a vote by both HTA and Healthcare Realty shareholders which we expect to occur in June 2022.

•	We are confident shareholders will approve the transaction.

What if I get a call from someone who works at HTA?

•	Share that we’re excited about our companies coming together, and we’re working on integration and closing mid-year.

What should I tell brokers, vendors or third-party managers?

•	This is an exciting time for Healthcare Realty, and we’re working towards closing mid-year.

What should I tell my tenants or health system relationships if I’m asked about the transaction?

•	This is an exciting time for Healthcare Realty, and we’re working towards closing mid-year.

•	Our team will continue providing the same level of service, and there are no changes to rent payment or service requests.

If I am asked, what should I communicate to health systems about their ground leases?

•	This is an exciting time for Healthcare Realty, and we’re working towards closing mid-year.

•	Our legal team is handling matters related to our real estate.

•	If someone is overly specific, please direct them to our Associate General Counsel, Steve Cox.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Healthcare Realty Trust Incorporated (“HR”) and Healthcare Trust of America, Inc. (“HTA”) intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, including the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HR and HTA management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the

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Company, including the uncertainty of expected future financial performance and results of the Company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and other filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that will also constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA, HTA OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s’ website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022, and definitive proxy statement dated March 24, 2021 for its 2021 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s definitive proxy statement dated April 30, 2021 for its 2021 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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